SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)

Central Valley Community Bancorp

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

155685100

(CUSIP Number)

W. Kirk Wycoff

Patriot Financial Partners, L.P.

Cira Centre

2929 Arch Street, 27th Floor

Philadelphia, Pennsylvania 19104

(215) 399-4650

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 443,252
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 443,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 76,529
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 76,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 519,781
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 519,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 519,781
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 519,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 519,781
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 519,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 519,781
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 519,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 519,781
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 519,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This Amendment No. 3 to the Schedule 13D relates to the common stock, no par value per share (the “Common Stock”), of Central Valley Community Bancorp, a California corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 7100 North Financial Drive, Suite 101, Fresno, CA 93720.

Item 2.	Identity and Background

The Amendment No. 3 to the Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Amendment No. 3 to the Schedule 13D are collectively referred to as the “Reporting Persons.” The joint filing agreement of the members of the Reporting Persons is filed as Exhibit 1.

(a)-(c)	The following are the Reporting Persons:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (the “Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the “Patriot Parallel Fund” and together with the Patriot Fund, the “Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”); and

W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Funds and Patriot GP and as members of Patriot LLC.

The Funds are private equity funds focused on investing in community banks throughout the United States. The principal business of Patriot GP is to serve as the general partner and manage the Funds. The principal business of Patriot LLC is to serve as the general partner and manage Patriot GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Funds, Patriot GP and Patriot LLC.

The business address of each of the Reporting Persons is c/o Patriot Financial Partners, LP, Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each natural person who is a Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On December 23, 2009, the Funds purchased an aggregate of 1,142,862 shares of Common Stock acquired at an aggregate cost of $6,000,000. The Patriot Fund purchased 974,551 shares of Common Stock acquired at a purchase price of $5,116,371 and the Patriot Parallel Fund purchased 168,311 shares of Common Stock acquired at a purchase price of $883,629. The purchases were made with working capital of the Funds obtained from a line of credit. The line of credit was then repaid with proceeds from investor capital calls in the normal course of business.

On March 18, 2014, the Funds sold an aggregate of 3,800 shares of Common Stock and on May 22, 2014, the Funds sold an aggregate of 100,000 shares of Common Stock. At the time of these sales, the Funds were “affiliates” of the Company as that term is defined in Paragraph (a)(1) of Rule 144 of the Securities Act of 1933 (“Rule 144”). The shares of Common Stock were sold in compliance with Rule 144. After the sales, the Funds were no longer deemed “affiliates” of the Company as that term is defined in Paragraph (a)(1) of Rule 144 of the Securities Act of 1933 (“Rule 144”).

As a result of these sales, the Funds sold an aggregate of 103,800 shares of Common Stock for gross proceeds of approximately $1,203,439 with the Patriot Fund selling 88,509 shares of Common Stock for gross proceeds of approximately $1,026,157 and the Patriot Parallel Fund selling 15,291 shares of Common Stock for gross proceeds of approximately $177,281. On June 3, 2014, the Reporting Persons filed Amendment No. 1 to Schedule 13D to report a decrease in the beneficial ownership of the Common Stock.

On June 27, 2014, the Funds sold an aggregate of an additional 265,000 shares of Common Stock for gross proceeds of $2,994,553 with the Patriot Fund selling 225,965 shares of Common Stock for gross proceeds of approximately $2,553,450 and the Patriot Parallel Fund selling 39,035 shares of Common Stock for gross proceeds of approximately $441,103. On August 13, 2014, the Reporting Persons filed Amendment No. 2 to Schedule 13D to report a decrease in the beneficial ownership of the Common Stock.

On August 27, 2014, September 12, 2014 and September 17, 2014, the Funds sold an aggregate of 254,281 shares of Common Stock for gross proceeds of approximately $2,909,947 with the Patriot Fund selling 216,825 shares of Common Stock for gross proceeds of approximately $2,481,307 and the Patriot Parallel Fund selling 37,456 shares of Common Stock for gross proceeds of approximately $428,640. As of the date of this filing, the Funds beneficially own 519,781 shares of Common Stock, of which the Patriot Fund owns 443,252 shares of Common Stock and the Patriot Parallel Fund owns 76,529 shares of Common Stock.

Item 4.	Purpose of Transaction

The shares of Common Stock were acquired for investment purposes to profit from the appreciation in the market price of the Common Stock and through the payment of dividends, if any.

The Reporting Persons are engaged in the investment business and in the ordinary course of business review and analyze various factors affecting the companies whose securities they own, including the Company. Notwithstanding the foregoing, the Reporting Persons may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities they now hold or hereafter acquire as set forth above or otherwise.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

The percentages used in this Schedule 13D are based upon 10,927,925 outstanding shares of Common Stock as of the date hereof.

(a)-(b)	Patriot Fund possesses shared voting and dispositive power over and beneficially owns 443,252 shares, or 4.1%, of the outstanding Common Stock.

Patriot Parallel Fund possesses shared voting and dispositive power and beneficially owns 76,529 shares, or 0.7%, of the outstanding Common Stock.

Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs. Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the shares of Common Stock held by the Funds or 519,781 shares, or 4.8%, of the outstanding Common Stock.

(c)	In the last 60 days, the Funds made the following sales of Common Stock in the open market.

		Number of	Price per	Gross
Entity	Date	Shares Sold	Share	Proceeds
Patriot Fund	8/27/2014	13,814	$11.50	$158,861
Patriot Parallel Fund	8/27/2014	2,386	$11.50	$27,439
Patriot Fund	9/12/2014	129,231	$11.44	$1,478,403
Patriot Parallel Fund	9/12/2014	22,325	$11.44	$255,398
Patriot Fund	9/17/2014	73,780	$11.44	$844,043
Patriot Parallel Fund	9/17/2014	12,745	$11.44	$145,803
Total		254,281	$11.44	$2,909,947

(d)	Not applicable.

(e)	On September 17, 2014, the Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this filing, other than (i) the Joint Filing Agreement attached as Exhibit 1 hereto, (ii) the Stock Purchase Agreement that is incorporated by reference to Exhibit 2 hereto, and the Management Rights Agreement, a form of which is attached as Exhibit C to the Stock Purchase Agreement, (iii) the Termination of the Management Rights Agreement that is incorporated by reference to Exhibit 3 and (iv) the Exchange Agreement that is incorporated by reference to Exhibit 4 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over any securities of the Company except that in February 2014, the Funds obtained a loan in order to fund a distribution to their limited partners and all the publicly traded securities held by the Funds at such time, including the shares of Common Stock, were pledged as collateral for such loan.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated as of September 22, 2014, by and among Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Patriot Financial Partners GP, L.P., Patriot Financial Partners GP, LLC, W. Kirk Wycoff, Ira M. Lubert and James J. Lynch.

Exhibit 2: Stock Purchase Agreement, dated as of December 22, 2009, by and among Central Valley Community Bancorp, Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P.*

Exhibit 3: Termination of the Management Rights Agreement, dated as of May 22, 2014, by and among Central Valley Community Bancorp, Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P.*

Exhibit 4: Share Exchange Agreement, dated August 23, 2011, by and among Central Valley Community Bancorp, Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P.*

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	September 22, 2014

PATRIOT FINANCIAL PARTNERS, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners Parallel, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC., the general partner of Patriot Financial Partners GP, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Amendment No. 3 to the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:	September 22, 2014

PATRIOT FINANCIAL PARTNERS, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners Parallel, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC., the general partner of Patriot Financial Partners GP, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch